Exhibit 4.1

[Execution]

THIRD AMENDMENT TO CREDIT AGREEMENT

This Third Amendment to Credit Agreement (this “Amendment”), dated as of January 16, 2014, is by and among UNIFI, INC., a New York corporation (“Parent”), UNIFI MANUFACTURING, INC., a North Carolina corporation (“Unifi Manufacturing” and together with Parent, each a “Borrower” and collectively, the “Borrowers”), the Persons identified as the Lenders on the signature pages hereto (the “Lenders”), and WELLS FARGO BANK, NATIONAL ASSOCIATION, a national banking association, as agent for the Lenders (in such capacity, together with its successors and assigns in such capacity, “Agent”).

W I T N E S S E T H:

WHEREAS, pursuant to the Credit Agreement, dated as of May 24, 2012, as amended by the First Amendment to Credit Agreement, dated as of December 27, 2012, and the Second Amendment to Credit Agreement, dated as of June 25, 2013, by and among the Borrowers, the Lenders and the Agent (as further amended hereby and as the same may hereafter be further amended, modified, supplemented, renewed, restated or replaced from time to time, the “Credit Agreement”), the Lenders have made loans and advances and provided other financial accommodations to Borrowers; and

WHEREAS, the parties hereto have agreed to amend the Credit Agreement as set forth herein.

NOW, THEREFORE, in consideration of the agreements herein contained and other good and valuable consideration, the parties hereby agree as follows:

1.            Definitions.

(a)          Additional Definitions. As used herein, the following terms shall have the following meanings given to them below, and the Credit Agreement is hereby amended to include, in addition and not in limitation, the following:

(i)       “Permitted Sale and Leaseback Transaction” means a Sale and Leaseback Transaction permitted by Section 6.16 of the Agreement.

(ii)      “Sale and Leaseback Transaction” means any transaction or series of related transactions pursuant to which any Loan Party sells or otherwise disposes of any Equipment, fixtures and/or related assets (whether now owned or hereafter acquired by such Loan Party) to a Person and subsequently leases such Equipment, fixtures and/or related assets from such Person.

(iii)     “Third Amendment” means the Third Amendment to Credit Agreement, dated as of January 16, 2014, by and among Borrowers, Lenders and Agent, as acknowledged and agreed to by the Guarantors.

(iv)     “Third Amendment Term Loan Effective Date” means the date on which the conditions precedent set forth in Section 3 of the Third Amendment shall have been satisfied.

(b)          Amendments to Definitions.

(i)     Permitted Dispositions. The definition of “Permitted Dispositions” set forth in Schedule 1.1 to the Credit Agreement is hereby amended by (A) deleting “and” appearing at the end of clause (o) of such definition and (B) deleting clause (p) of such definition in its entirety and replacing it with the following:

“(p) the sale or other disposition of Equipment, fixtures and/or related assets by any Loan Party as part of a Permitted Sale and Leaseback Transaction, so long as (i) at least three (3) Business Days prior to the consummation of any such sale or other disposition permitted under this clause (p) that would cause the aggregate fair market value of all assets which would have constituted Collateral that are sold or disposed of under this clause (p) to exceed $1,000,000 during any fiscal year, Borrowers shall provide Agent with written notice of such sale or other disposition (which notice shall include a detailed list and description of the Equipment, fixtures or other assets subject to such sale or other disposition, the purchase price therefor, and such other information as Agent may reasonably request), and (ii) on the date of any such sale or other disposition, no Event of Default shall exist, and no Event of Default would result therefrom; and

(q) sales or other dispositions of assets (other than Accounts, Inventory and Equity Interests of Subsidiaries of Parent) not otherwise permitted in clauses (a) through (p) of this definition, so long as (i) the aggregate fair market value (determined at the time of the applicable sale or other disposition) of all assets sold or disposed of under this clause (q) (including the proposed sale or other disposition, but excluding any sale or other disposition with respect to which Borrowers have prepaid the Obligations in accordance with the requirements of Section 2.4(e)(ii) of the Agreement) during any fiscal year would not exceed $4,000,000, (ii) promptly following the consummation of any sale or other disposition permitted under this clause (q) that would cause the aggregate fair market value of all assets which would have constituted Collateral that are sold or disposed of under this clause (q) to exceed $1,000,000 during any fiscal year, Borrowers shall provide Agent with written notice of such sale or other disposition, provided, that, Borrowers shall provide Agent with at least three (3) Business Days prior written notice of any such sale or other disposition under this clause (q) of assets which constitute Collateral in excess of $1,000,000 (in each case, which notice shall include a detailed list and description of the Equipment, fixtures or other assets subject to such sale or other disposition, the purchase price therefor, and such other information as Agent may reasonably request), and (iii) on the date of any such sale or other disposition, no Event of Default shall exist, and no Event of Default would result therefrom.”

(ii)     Permitted Indebtedness. The definition of “Permitted Indebtedness” set forth in Schedule 1.1 to the Credit Agreement is hereby amended by deleting clause (c) of such definition in its entirety and replacing it with the following:

“(c) Capitalized Lease Obligations of any Loan Party as part of a Permitted Sale and Leaseback Transaction, Permitted Purchase Money Indebtedness, and any Refinancing Indebtedness in respect of such Capitalized Lease Obligations and Permitted Purchase Money Indebtedness, in an aggregate principal amount outstanding at any one time not in excess of $45,000,000,”.

(iii)     Permitted Purchase Money Indebtedness. The definition of “Permitted Purchase Money Indebtedness” set forth in Schedule 1.1 to the Credit Agreement is hereby amended by deleting such definition in its entirety and replacing it with the following:

“ “Permitted Purchase Money Indebtedness’ means, as of any date of determination, Indebtedness (other than the Obligations, but including Capitalized Lease Obligations), incurred after the Closing Date and at the time of, or within 20 days after, the consummation of the acquisition of any Equipment, fixtures and/or related assets for the purpose of financing all or any part of the acquisition cost thereof.”

(c)          Interpretation. Capitalized terms used herein which are not otherwise defined herein shall have the respective meanings ascribed thereto in the Credit Agreement.

2.            Mandatory Prepayments. Section 2.4(e)(ii) of the Credit Agreement is hereby amended by deleting such Section in its entirety and replacing it with the following:

“(ii) Dispositions. Within 1 Business Day of the date of receipt by any Loan Party of the Net Cash Proceeds of any voluntary or involuntary sale or disposition by any Loan Party of assets (including casualty losses or condemnations, but excluding (y) sales or dispositions which qualify as Permitted Dispositions under clauses (b), (c), (d), (e), (i), (j), (k), (l), (m), (n) or (p) of the definition of Permitted Dispositions, and (z) sales or dispositions which qualify as Permitted Dispositions under clauses (a) or (q) of the definition of Permitted Dispositions (except to the extent the aggregate Net Cash Proceeds received from any sales or dispositions thereunder during any fiscal year exceed $4,000,000, in which case such excess Net Cash Proceeds shall be subject to prepayment hereunder)), Borrowers shall prepay the outstanding principal amount of the Obligations in accordance with Section 2.4(f)(ii) in an amount equal to 100% of such Net Cash Proceeds (including condemnation awards and payments in lieu thereof) received by such Person in connection with such sales or dispositions; provided, that, in the case of Excess Casualty/Condemnation Proceeds from any casualty loss or condemnation, so long as (A) no Default or Event of Default shall have occurred and is continuing or would result therefrom, (B) Borrowers shall have given Agent prior written notice of Borrowers’ intention to apply such Excess Casualty/Condemnation Proceeds to the costs of replacement or repair of the properties or assets that are the subject of such loss or condemnation, (C) the monies are held in a Deposit Account in which Agent has a perfected first-priority security interest, and (D) the applicable Loan Party completes such replacement or repair within 365 days after the initial receipt of such monies, then the Loan Party whose assets were the subject of such loss or condemnation shall have the option to apply such Excess Casualty/Condemnation Proceeds to the costs of replacement or repair of the assets that are the subject of such loss or disposition unless and to the extent that such applicable period shall have expired without such replacement or repair being made or completed, in which case, any amounts remaining in the Deposit Account referred to in clause (C) above shall be paid to Agent and applied in accordance with Section 2.4(f)(ii). Nothing contained in this Section 2.4(e)(ii) shall permit Parent or any of its Subsidiaries to sell or otherwise dispose of any assets other than in accordance with Section 6.4.”

3.            Sale and Leaseback Transactions. Section 6 of the Credit Agreement is hereby amended by inserting the following new Section 6.16 to the end of such Section:

“6.16. Sale and Leaseback. No Loan Party shall enter into any Sale and Leaseback Transaction unless the following conditions are satisfied: (a) each such Sale and Leaseback Transaction is an arm’s length transaction with a Person that is not an Affiliate of a Loan Party and the applicable Loan Party shall receive at least fair value in connection therewith, (b) the acquisition of the Equipment, fixtures and/or related assets that are the subject of any Sale and Leaseback Transaction shall have been consummated by the applicable Loan Party at the time of, or within 90 days prior to, such Sale and Leaseback Transaction, (c) the applicable Loan Party shall lease the Equipment, fixtures and/or related assets from such Person simultaneously with or promptly following the sale or other disposition thereof by such Loan Party to such Person, (d) the aggregate book value of the Equipment, fixtures and/or related assets subject to all such Sale and Leaseback Transactions shall not exceed $4,000,000 in any fiscal year, (e) if a Triggering Event shall have occurred and be continuing on the date of the sale or other disposition of the applicable Equipment and/or related assets (or such other date on which any Loan Party receives payment in connection with such sale or other disposition), the Net Cash Proceeds of such sale or other disposition shall be remitted to Agent for application to the Obligations, whether or not then due, in accordance with Section 2.4(e)(ii) hereof, (f) on the date of the lease of the applicable Equipment, fixtures and/or related assets that are the subject of such Sale and Leaseback Transaction and after giving effect thereto, no Default or Event of Default shall exist or shall have occurred and be continuing, and (g) upon the request of Agent, the applicable Loan Parties shall deliver to Agent true, correct and complete copies of all of the material agreements, documents and instruments executed and delivered by such Loan Parties and such other Person in connection with such Sale and Leaseback Transaction and/or related thereto, in each case duly authorized, executed and delivered by the parties thereto.”

4.            Notices. Section 11 of the Credit Agreement is hereby amended by deleting the addresses set forth therein and replacing them with the following:

“If to any Borrower:	UNIFI, INC.
7201 West Friendly Avenue
Greensboro, NC 27410
Attn: Chief Financial Officer
Fax No. 336-294-4751

with copies to:	UNIFI, INC.
7201 West Friendly Avenue
Greensboro, NC 27410
Attn: Assistant General Counsel
Fax No.: 336-856-4364

If to Agent:	WELLS FARGO BANK, NATIONAL ASSOCIATION
1100 Abernathy Road, Suite 1600
Atlanta, GA 30328
Attn: Portfolio Manager – Unifi
Fax No.: 855-260-0212

with copies to:	GREENBERG TRAURIG, LLP
Terminus 200
3333 Piedmont Road, N.E., Suite 2500
Atlanta, GA 30305
Attn: Michael J. Loesberg, Esq.
Fax No.: 678-553-2212

provided, that, the failure of any Borrower to provide any notice or demand relating to this Agreement or any other Loan Document to the Agent’s counsel that is otherwise required to be delivered to the Agent hereunder shall not constitute an Event of Default.”

5.            Collateral Matters. Section 15.11(a) of the Credit Agreement is hereby amended by (a) deleting “or” appearing at the end of clause (iv) of the first sentence of such Section and (b) inserting the following immediately prior to the period at the end of the first sentence of such Section:

“, or (vi) constituting Equipment, fixtures or other related assets sold or otherwise disposed of as part of a Permitted Sale and Leaseback Transaction.”

6.            Conditions Precedent. The provisions of this Amendment shall only be effective upon the satisfaction of each of the following conditions precedent in a manner satisfactory to Agent:

(a)          This Amendment. Agent shall have received fully executed counterparts of this Amendment, duly authorized, executed and delivered by the Borrowers and the Required Lenders and duly acknowledged by the Guarantors.

(b)          Accuracy of Representations and Warranties. Each of Borrowers’ representations and warranties set forth in Section 7(d) hereof shall be true and correct in all respects.

7.            Miscellaneous

(a)          No Additional Obligations. Borrowers acknowledge and agree that the execution, delivery and performance of this Amendment shall not create (nor shall Borrowers rely upon the existence of or claim or assert that there exists) any obligation of Agent or any Lender to consider or agree to any other amendment of or waiver or consent with respect to the Credit Agreement or any other instrument or agreement to which Agent or any Lender is a party (collectively, an “Additional Amendment” or “Consent”), and in the event that Agent and the Lenders subsequently agree to consider any requested Additional Amendment or Consent, neither the existence of this Amendment nor any other conduct of Agent or the Lenders related hereto, shall be of any force or effect on the Lenders’ consideration or decision with respect to any such requested Additional Amendment or Consent, and the Lenders shall not have any obligation whatsoever to consider or agree to any such Additional Amendment or Consent.

(b)          Waiver of Claims. In order to induce Agent and Lenders to enter into this Amendment, each Borrower hereby releases, remises, acquits and forever discharges each Lender and Agent and each of their respective employees, agents, representatives, consultants, attorneys, officers, directors, partners, fiduciaries, predecessors, successors and assigns, subsidiary corporations, parent corporations and related corporate divisions (collectively, the “Released Parties”), from any and all actions, causes of action, judgments, executions, suits, debts, claims, demands, liabilities, damages and expenses of any and every character, known or unknown, direct or indirect, at law or in equity, of whatever nature or kind, whether heretofore or hereafter arising, for or because of any manner of things done, omitted or suffered to be done by any of the Released Parties (excluding the gross negligence or willful misconduct of any of the Released Parties), prior to and including the date of execution hereof, and in any way directly or indirectly arising out of any or in any way connected to this Amendment, the Credit Agreement or the other Loan Documents (collectively, the “Released Matters”). Each Borrower hereby acknowledges that the agreements in this Section are intended to be in full satisfaction of all or any alleged injuries or damages arising in connection with the Released Matters. Each Borrower hereby represents and warrants to each Lender and Agent that it has not purported to transfer, assign or otherwise convey any right, title or interest of any Borrower in any Released Matter to any other Person and that the foregoing constitutes a full and complete release of all Released Matters.

(c)          Acknowledgments and Stipulations. In order to induce Agent and Lenders to enter into this Amendment, each Borrower acknowledges, stipulates and agrees that (a) all of the Obligations are absolutely due and owing by Borrowers to Agent and Lenders in accordance with the terms and provisions of the Credit Agreement without any defense, deduction, offset or counterclaim (and, to the extent any Borrower had any defense, deduction, offset or counterclaim on the date hereof, the same is hereby waived by such Borrower); (b) the Loan Documents executed by each Borrower are legal, valid and binding obligations of such Borrower enforceable against such Borrower in accordance with their respective terms, except as enforcement may be limited by equitable principles or by bankruptcy, insolvency, reorganization, moratorium, or similar laws relating to or limiting creditors’ rights generally; (c) the Liens granted by each Borrower to Agent in the Collateral are valid and duly perfected, first priority Liens, subject only to Permitted Liens; (d) each of the recitals contained at the beginning of this Amendment is true and correct; and (e) prior to executing this Agreement, each Borrower consulted with and had the benefit of advice of legal counsel of their own selection and has relied upon the advice of such counsel, and in no part upon the representation of Agent, any Lender or any counsel to Agent or any Lender concerning the legal effects of this Agreement or any provision hereof.

(d)          Representations and Warranties of Borrowers. Each Borrower hereby represents and warrants that, after giving effect to the amendments contained herein, (a) the representations and warranties contained in Section 4 of the Credit Agreement are correct in all material respects on and as of the date hereof as though made on and as of such date, except to the extent that any such representation or warranty specifically relates to an earlier date, (b) the execution, delivery, and performance by such Borrower of this Amendment does not and will not (i) violate any material provision of federal, state, or local law or regulation applicable to any Loan Party or its Domestic Subsidiaries, the Governing Documents of any Loan Party or its Domestic Subsidiaries, or any order, judgment, or decree of any court or other Governmental Authority binding on any Loan Party or its Domestic Subsidiaries, (ii) conflict with, result in a breach of, or constitute (with due notice or lapse of time or both) a default under any material agreement of any Loan Party or its Domestic Subsidiaries where any such conflict, breach or default could individually or in the aggregate reasonably be expected to have a Material Adverse Effect, (iii) result in or require the creation or imposition of any Lien of any nature whatsoever upon any assets of any Loan Party, other than Permitted Liens, or (iv) require any approval of any holder of Equity Interests of a Loan Party or any approval or consent of any Person under any material agreement of any Loan Party, other than consents or approvals that have been obtained and that are still in force and effect and except, in the case of material agreements, for consents or approvals, the failure to obtain could not individually or in the aggregate reasonably be expected to cause a Material Adverse Effect, and (c) no Default or Event of Default exists under the Credit Agreement on and as of the date hereof. Without limitation of the preceding sentence, each Borrower hereby expressly re-affirms the validity, effectiveness and enforceability of each Loan Document to which it is a party (in each case, as the same may be modified by the terms of this Amendment).

(e)          Effect of this Agreement. Except as expressly amended pursuant hereto, no other changes or modifications to the Credit Agreement or any of the other Loan Documents are intended or implied, and in all other respects, the Credit Agreement and each of the other Loan Documents is hereby specifically ratified, restated and confirmed by all parties hereto as of the date hereof. To the extent that any provision of the Credit Agreement or any of the other Loan Documents are inconsistent with the provisions of this Amendment, the provisions of this Amendment shall control. All references in the Credit Agreement (including without limitation the Schedules thereto) to the “Agreement” and all references in the other Loan Documents to the “Credit Agreement” shall be deemed to refer to the Credit Agreement, as amended hereby.

(f)          Further Assurances. The Loan Parties shall execute and deliver such additional documents and take such additional action as may be reasonably requested by Agent to effectuate the provisions and purposes hereof.

(g)          Governing Law. THE VALIDITY OF THIS AMENDMENT, THE CONSTRUCTION, INTERPRETATION, AND ENFORCEMENT HEREOF, THE RIGHTS OF THE PARTIES HERETO WITH RESPECT TO ALL MATTERS ARISING HEREUNDER OR RELATED HERETO, AND ANY CLAIMS, CONTROVERSIES OR DISPUTES ARISING HEREUNDER OR RELATED HERETO SHALL BE DETERMINED UNDER, GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK.

(h)          Binding Effect. This Amendment shall bind and inure to the benefit of the respective successors and permitted assigns of each of the parties hereto.

(i)           Counterparts; Electronic Execution. This Amendment may be executed in any number of counterparts and by different parties on separate counterparts, each of which, when executed and delivered, shall be deemed to be an original, and all of which, when taken together, shall constitute but one and the same agreement. Delivery of an executed counterpart of this Amendment by telefacsimile or other electronic method of transmission shall be equally as effective as delivery of an original executed counterpart of this Amendment. Any party delivering an executed counterpart of this Amendment by telefacsimile or other electronic method of transmission also shall deliver an original executed counterpart of this Amendment but the failure to deliver an original executed counterpart shall not affect the validity, enforceability, and binding effect of this Amendment.

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Each of the parties hereto has caused a counterpart of this Amendment to be duly executed and delivered as of the date first above written.

BORROWERS:	UNIFI, INC. By: /S/ WILLIAM L. JASPER Name: William L. Jasper Title: Chairman and CEO

UNIFI MANUFACTURING, INC. By: /S/ WILLIAM L. JASPER Name: William L. Jasper Title: Chairman and CEO

AGENT AND LENDERS:	WELLS FARGO BANK, NATIONAL ASSOCIATION, as Agent and as a Lender By: /S/ J. RYAN DAVISON Name: J. Ryan Davison Title: V.P.

CIT BANK, as a Lender By: /S/ GEORGE JANES Name: George Janes Title: Chief Credit Officer

BANK OF AMERICA, N.A., as a Lender By: /S/ ANDREW A. DOHERTY Name: Andrew A. Doherty Title: Senior Vice President

GUARANTORS’ ACKNOWLEDGMENT

The undersigned, each a guarantor of the “Obligations” of Unifi, Inc., a New York corporation (“Parent”), and Unifi Manufacturing, Inc., a North Carolina corporation (“Unifi Manufacturing” and together with Parent, each a “Borrower” and collectively, the “Borrowers”), under and as defined in that certain Credit Agreement, dated as of May 24, 2012, as amended by the First Amendment to Credit Agreement, dated as of December 27, 2012, and the Second Amendment to Credit Agreement, dated as of June 25, 2013 (as so amended, the “Credit Agreement”), by and among Borrowers, the lenders party thereto (the “Lenders”), and Wells Fargo Bank, National Association, as agent for the Lenders (in such capacity, together with its successors and assigns in such capacity, the “Agent”), hereby (a) acknowledges receipt of the foregoing Third Amendment to Credit Agreement, dated as of January 16, 2014, by and among Borrowers, the Lenders and Agent (the “Amendment”); (b) consents to the terms and execution thereof; (c) reaffirms its obligations pursuant to the terms of the Guaranty and Security Agreement; and (d) acknowledges that Agent and the Lenders may amend, restate, extend, renew or otherwise modify the Credit Agreement and any indebtedness or agreement of Borrowers, or enter into any agreement or extend additional or other credit accommodations to Borrowers, without notifying or obtaining the consent of the undersigned and without impairing the liability of the undersigned under the Guaranty and Security Agreement for Borrowers’ present and future Obligations.

SPANCO INTERNATIONAL, INC. By: /S/ WILLIAM L. JASPER Name: William L. Jasper Title: Chairman and CEO

UNIFI SALES & DISTRIBUTION, INC. By: /S/ WILLIAM L. JASPER Name: William L. Jasper Title: Chairman, President and CEO

UNIFI EQUIPMENT LEASING, LLC By: /S/ WILLIAM L. JASPER Name: William L. Jasper Title: Chairman and CEO